                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       SCHEDULE TO/A (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 1


                               UTILX CORPORATION
                       (Name of Subject Company (Issuer)

                         INFRASTRUX AQCUISITION, INC.
                            INFRASTRUX GROUP, INC.
                           PUGET SOUND ENERGY, INC.
                      (Names of Filing Persons (Offerors)


                                 COMMON STOCK
            (including the associated common stock purchase rights)
                         (Title of Class of Securities)

                                   918031105
                     (CUSIP Number of Class of Securities)

                                  John Durbin
                            InfrastruX Group, Inc.
                              411-108th Ave. N.E.
                          Bellevue, Washington  98004
                                (425) 454-6363
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                   Andrew Bor
                                Perkins Coie LLP
                         1201 Third Avenue, 40th Floor
                               Seattle, WA  98101
                                 (206) 583-8888

                                 July 18, 2000

                           CALCULATION OF FILING FEE

                             TRANSACTION VALUATION*
                                  $55,421,205

AMOUNT OF FILING FEE
$11,084

     * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 9,048,360 shares of common stock, (the "Shares"), of UTILX Corporation (the "Company"), at a price per share of $6.125. Such number of shares represents all the Shares outstanding as of June 2, 2000, plus the number of shares issuable upon the exercise of all options, warrants and other rights to purchase Shares.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $11,084                 Form or Registration No.:  Schedule TO

     Filing Party:  InfrastruX Acquisition, Inc.      Date Filed:   June 30, 2000
                    InfrastruX Group, Inc. and
                    Puget Sound Energy, Inc.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on June 30, 2000 relating to the offer by InfrastruX Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of InfrastruX Group, Inc. ("Parent"), a Washington Corporation and a wholly-owned subsidiary of Puget Sound Energy, Inc., to purchase all outstanding shares of common stock (the "Shares") of UTILX Corporation, a Delaware corporation (the "Company"), at a price of $6.125 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated June 30, 2000, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference with respect to Items 1-9, 11 and 12 of the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     ITEMS 1-9, 11 AND 12.

     Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     (1) The second sentence of the last paragraph on page ii of the Summary Term Sheet has been revised to read as follows:

     "You can call MacKenzie Partners, Inc. at (800) 322-2885 (toll free)."

     (2) The fifth paragraph on page 3 of the Offer to Purchase has been revised so that the following language is inserted immediately prior to the last sentence of that paragraph:

     "A subsequent offering period, if one is included, is not an extension of the Offer. A subsequent offering period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered into the Offer. In the event that Purchaser includes a subsequent offering period, Purchaser must accept and promptly pay for all securities tendered prior to the date of such extension and must otherwise meet the requirements of Rule 14d-11 in connection with such extension. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a subsequent offering period, if one is included."

     (3) The last sentence of the paragraph that begins "Projected information of this type is based on estimates and assumptions..." on page 13 of the Offer to Purchase has been revised to read as follows:

     "NONE OF PARENT, PURCHASER, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OTHER PARTY ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS."

     (4) The first sentence of the last paragraph of Section 15 of the Offer to Purchase has been revised to read as follows:

     "The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent, Purchaser and their affiliates and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition, or may be waived by Parent or Purchaser in whole or in part at any time prior to the expiration of the Offer in the sole discretion of Parent or Purchaser."

ITEM 12.  EXHIBITS.


(a)(1)  Amended Offer to Purchase.*

(a)(2)  Letter of Transmittal.*

(a)(3)  Notice of Guaranteed Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
        Nominees.*

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)  Summary Advertisement dated June 30, 2000.*

(a)(8) Text of Joint Press Release dated June 29, 2000, issued by the Company and Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent on June 29,
        2000).*

(b)     None.

(d)(1) Agreement and Plan of Merger dated as of June 28, 2000, among Parent, Purchaser and the Company.*

(d)(2) Confidentiality Agreement dated as of May 24, 2000, by and between the Company and Parent.*

(d)(3) Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, between the Company and Parent.*

(d)(4) Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent.*

(g)     None.

(h)     None.
---------------------
*  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 18, 2000

                                       INFRASTRUX ACQUISITION, INC.,




                                       by  /s/ John D. Durbin
                                          --------------------------------------
                                       Name:   John D. Durbin
                                       Title:  President and Chief Executive
                                               Officer


                                       INFRASTRUX GROUP, INC.




                                       by /s/ John D. Durbin
                                          --------------------------------------
                                       Name:   John D. Durbin
                                       Title:  President and Chief Executive
                                               Officer


                                       PUGET SOUND ENERGY, INC.




                                       by /s/ James W. Eldredge
                                          --------------------------------------
                                       Name:   James W. Eldredge
                                       Title:  Corporate Secretary and
                                               Controller

                                 EXHIBIT INDEX


EXHIBIT
NUMBER    EXHIBIT NAME
------    ------------


(a)(1)    Amended Offer to Purchase.*

(a)(2)    Letter of Transmittal.*

(a)(3)    Notice of Guaranteed Delivery.*

(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.*

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)    Summary Advertisement dated June 30, 2000.*

(a)(8) Text of Joint Press Release dated June 29, 2000, issued by the Company and Parent (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent on June 29, 2000).*

(b)       None.

(d)(1) Agreement and Plan of Merger dated as of June 28, 2000, among Parent, Purchaser and the Company.*

(d)(2) Confidentiality Agreement dated as of May 24, 2000, by and between the Company and Parent.*

(d)(3) Non-Solicitation and Expense Reimbursement Agreement, dated as of June 14, 2000, between the Company and Parent.*

(d)(4) Employment Agreement, dated as of June 28, 2000, between the Company, William Weisfield and Parent.*

(g)       None.

(h)       None.
---------------------
*   Previously filed.